UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Grab Held an Investor Day on September 27, 2022

On September 27, 2022, Grab Holdings Limited (the “Company”) held an Investor Day event at which it provided investors with certain business updates (the “Investor Day”). On the same day, the Company issued a press release summarizing the highlights of its Investor Day presentation. The press release is attached hereto as Exhibit 99.1.

The full Investor Day presentation is available on the Company’s website at investors.grab.com. The information contained on the Company’s website shall not be deemed part of this report.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab targets Group Adjusted EBITDA breakeven by H2 2024 as it accelerates path to profitability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: September 27, 2022	By:	/s/ Christopher Betts
	Name:	Christopher Betts
	Title:	General Counsel